Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2014 and 2013
(Expressed in United States dollars)

Norsat International Inc.
Table of Contents

1.	Nature of business	9
2.	Basis of preparation	9
3.	Significant accounting policies	9
4.	Cost of sales and expenses	25
5.	Business combination	25
6.	Capital disclosures	26
7.	Financial instruments risk	28
8.	Government contributions	30
9.	Inventories	32
10.	Property and equipment, net	33
11.	Intangible asset, net	33
12.	Goodwill	34
13.	Credit facilities	34
14.	Acquisition loan	35
15.	Provisions	36
16.	Issued capital	36
17.	Treasury shares	39
18.	Earnings per share	40
19.	Income taxes	40
20.	Segmented information	42
21.	Supplemental cash flow and other disclosures	44
22.	Related party transactions	44
23.	Commitments and contingencies	45
24.	Comparative figures	45
25.	Subsequent event	45

Independent Auditor’s Report

To the Shareholders of Norsat International Inc.

We have audited the accompanying consolidated financial statements of Norsat International Inc. and its subsidiaries, which comprise the consolidated statement of financial position as at December 31, 2015 and the consolidated statements of earnings and comprehensive income, changes in shareholders’ equity and cash flows for the year ended December 31, 2015, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards also require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. We were not engaged to perform an audit of the company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Norsat International Inc. and its subsidiaries as of December 31, 2015 and their financial performance and their cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matters
The consolidated financial statements of Norsat International Inc. and its subsidiaries as at December 31, 2014 and for the years ended December 31, 2014 and 2013 were audited by other auditors whose report dated March 3, 2015 expressed an unqualified opinion on those statements.

(signed) PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, BC
March 3, 2016

Norsat International Inc.
Consolidated Statements of Financial Position
(Expressed in United States dollars, except when otherwise indicated)

	Notes	December 31, 2015	December 31, 2014
ASSETS
Current assets
Cash and cash equivalents	7	$4,585,754	$5,513,733
Trade and other receivables	7	8,987,392	7,570,110
Inventories	9	10,956,524	10,120,374
Prepaid expenses and other		394,617	435,433
		24,924,287	23,639,650
Non-current assets
Property and equipment, net	10	558,609	855,978
Intangible assets, net	11	4,724,490	6,360,336
Goodwill	12	4,097,751	4,736,470
Investment tax credits recoverable	19	4,985,139	1,910,040
Deferred income tax assets	19	2,218,848	1,360,959
		16,584,837	15,223,783
Total assets		$41,509,124	$38,863,433
LIABILITIES
Current liabilities
Trade and other payables	7	$1,906,703	$2,831,911
Accrued liabilities	7	2,375,107	2,601,163
Provisions	15	947,682	766,371
Taxes payable		-	120,038
Deferred revenue		286,432	1,169,816
Current liabilities before acquisition loan		5,515,924	7,489,299
Acquisition loan	7&14	-	2,371,266
		5,515,924	9,860,565
Non-current liabilities
Long-term deferred revenue		45,889	18,426
Total liabilities		5,561,813	9,878,991
SHAREHOLDERS' EQUITY
Issued capital	16	39,850,648	39,850,648
Treasury shares	17	(320,750)	(326,527)
Contributed surplus		4,318,487	4,371,778
Accumulated other comprehensive loss		(4,673,811)	(3,033,963)
Deficit		(3,227,263)	(11,877,494)
Total shareholders' equity		35,947,311	28,984,442
Total liabilities and shareholders' equity		$41,509,124	$38,863,433

Commitments and Contingencies (Note 23)
Subsequent Event (Note 25)
See accompanying notes to the consolidated financial statements.

Approved by the Board and authorized for issue on March 3, 2016

“ Fabio Doninelli”	“ James Topham”
Board of Directors	Board of Directors

Norsat International Inc.
Consolidated Statements of Earnings and Comprehensive Income
(Expressed in United States dollars, except when otherwise indicated)

		Year Ended December 31
	Notes	2015	2014	2013

Revenue	20	$36,099,611	$36,179,180	$36,417,698
Cost of sales	4	21,453,153	21,800,384	22,594,407
Gross profit	20	14,646,458	14,378,796	13,823,291

Expenses:
Selling and distributing	4	4,876,579	5,413,026	6,276,842
General and administrative	4	4,090,758	4,028,640	3,695,220
Product development	4	2,873,054	2,845,898	3,512,958
Less: Government contributions	4&8	(1,309,671)	(1,266,824)	(2,079,572)
Gain on foreign exchange		(793,154)	(586,020)	(887,777)
Interest and bank charges		140,215	242,844	329,866
Total expenses		9,877,781	10,677,564	10,847,537

Earnings before income taxes		4,768,677	3,701,232	2,975,754

Current income tax (recovery)/expense	19	(66,068)	(214,355)	269,812
Deferred income tax recovery	19	(3,815,486)	(279,168)	(1,000,962)
Net earnings		$8,650,231	$4,194,755	$3,706,904

Other comprehensive loss
Exchange differences on translation of operations in currencies other than United States dollars		(1,639,848)	(1,718,485)	(1,567,304)
Total comprehensive income		$7,010,383	$2,476,270	$2,139,600

Net earnings per share
Basic earnings per share	18	$1.50	$0.73	$0.64
Diluted earnings per share	18	$1.50	$0.73	$0.64

Weighted average number of shares outstanding
Basic	18	5,758,179	5,757,518	5,780,268
Diluted	18	5,777,619	5,761,472	5,782,481

See accompanying notes to the consolidated financial statements.

Norsat International Inc.
Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in United States dollars, except when otherwise indicated)

			Treasury	Contributed	Accumulated other		Total shareholders'
	Notes	Issued capital	shares	surplus	comprehensive loss	Deficit	equity
As at January 1, 2015		$ 39,850,648	$(326,527)	$4,371,778	$(3,033,963)	$ (11,877,494)	$28,984,442
Net earnings for the year		-	-	-	-	8,650,231	8,650,231
Other comprehensive loss		-	-	-	(1,639,848)	-	(1,639,848)
		39,850,648	(326,527)	4,371,778	(4,673,811)	(3,227,263)	35,994,825

Vesting of RSUs	16d&17	-	301,167	(301,167)	-	-	-
Purchase of shares for RSUs	17	-	(294,283)	-	-	-	(294,283)
Share purchase cost	17	-	(1,107)	-	-	-	(1,107)
Share-based payments	16c&d	-	-	247,876	-	-	247,876
As at December 31, 2015		$ 39,850,648	$(320,750)	$4,318,487	$(4,673,811)	$ (3,227,263)	$35,947,311

			Treasury	Contributed	Accumulated other		Total shareholders'
	Notes	Issued capital	shares	surplus	comprehensive loss	Deficit	equity
As at January 1, 2014		$ 39,850,648	$(318,255)	$4,278,843	$(1,315,478)	$ (16,072,249)	$26,423,509
Net earnings for the year		-	-	-	-	4,194,755	4,194,755
Other comprehensive loss		-	-	-	(1,718,485)	-	(1,718,485)
		39,850,648	(318,255)	4,278,843	(3,033,963)	(11,877,494)	28,899,779

Vesting of RSUs	16d&17	-	109,634	(179,129)	-	-	(69,495)
Purchase of shares for RSUs	17	-	(113,405)	-	-	-	(113,405)
Share purchase cost	17	-	(4,501)	-	-	-	(4,501)
Share-based payments	16c&d	-	-	272,064	-	-	272,064
As at December 31, 2014		$ 39,850,648	$(326,527)	$4,371,778	$(3,033,963)	$ (11,877,494)	$28,984,442

					Accumulated other
			Treasury	Contributed	comprehensive		Total shareholders'
	Notes	Issued capital	shares	surplus	earnings (loss)	Deficit	equity
As at January 1, 2013		$ 39,850,648	$(131,474)	$4,041,715	$251,826	$ (19,779,153)	$24,233,562
Net earnings for the year		-	-	-	-	3,706,904	3,706,904
Other comprehensive loss		-	-	-	(1,567,304)	-	(1,567,304)
		39,850,648	(131,474)	4,041,715	(1,315,478)	(16,072,249)	26,373,162

Vesting of RSUs	16d&17	-	43,100	(50,905)	-	-	(7,805)
Purchase of shares for RSUs	17	-	(223,277)	-	-	-	(223,277)
Share purchase cost	17	-	(6,604)	-	-	-	(6,604)
Share-based payments	16c&d	-	-	288,033	-	-	288,033
As at December 31, 2013		$ 39,850,648	$(318,255)	$4,278,843	$(1,315,478)	$ (16,072,249)	$26,423,509

See accompanying notes to the consolidated financial statements.

Norsat International Inc.
Consolidated Statements of Cash Flows
(Expressed in United States dollars, except when otherwise indicated)

		Year ended December 31
	Notes	2015	2014	2013
Cash and cash equivalents provided by/(used in)
Operating activities:
Net earnings for the year		$8,650,231	$4,194,755	$3,706,904
Income taxes (paid)/recovered		(43,270)	57,549	(134,804)
Adjustments for items not affecting cash:
Depreciation and amortization	10&11	1,295,634	1,274,536	1,401,323
Write-off of property and equipment	10	31,139	46,708	-
Unrealized foreign exchange gain		(562,331)	(586,020)	(887,777)
Acquisition loan cost amortization	14	2,262	27,146	27,146
Gain on disposal of property and equipment		-	-	(13,653)
Other income		(37,705)	-	-
Current income tax (recovery)/expense	19	(66,068)	(214,356)	269,812
Deferred income tax recovery	19	(3,815,486)	(279,168)	(1,000,962)
Share-based payments	16c&16d	247,876	272,064	288,033
Vesting of RSUs	16d&17	-	(69,495)	(7,805)
Accretion of promissory notes		-	-	31,871
Government contributions	8	(1,309,671)	(1,266,824)	(2,113,720)
Changes in non-cash working capital	21	(3,704,611)	463,711	(1,523,806)
Net cash flows provided by operating activities		688,000	3,920,606	42,562

Investing activities:
Acquisition of business	5	-	-	(530,170)
Purchase of intangible assets, property and equipment	10&11	(193,286)	(623,286)	(584,787)
Government contributions for acquisition of property and equipment	8	-	49,043	124,883
Proceeds from sale of property and equipment		-	-	4,200
Proceeds from sale of assets held for sale	5	-	-	54,768
Proceeds from sale of subsidiary		-	-	13,583
Net cash flows used in investing activities		(193,286)	(574,243)	(917,523)

Financing activities:
Repayment of acquisition loan	14	(2,286,762)	(1,920,000)	(2,370,000)
Payment of promissory note	5	-	-	(725,000)
Purchase of treasury shares, including purchase costs	17	(295,390)	(117,906)	(229,881)
Government contributions	8b	1,271,648	997,783	2,356,450
Net cash flows used in financing activities		(1,310,504)	(1,040,123)	(968,431)

Effect of foreign currency translation on cash and cash equivalents		(112,189)	(65,102)	62,542

(Decrease)/increase in cash and cash equivalents		(927,979)	2,241,138	(1,780,850)
Cash and cash equivalents, beginning of year		5,513,733	3,272,595	5,053,445
Cash and cash equivalents, end of year		$4,585,754	$5,513,733	$3,272,595

Supplemental cash flow and other disclosures (Note 21 )
See accompanying notes to the consolidated financial statements.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015, 2014 and 2013
(Expressed in United States dollars, except when otherwise indicated)

1. Nature of Business

Norsat International Inc. (“the Company”) is incorporated under the laws of British Columbia, Canada and its registered office is Suite 110 – 4020 Viking Way, Richmond, British Columbia, Canada. The Company is a publicly listed company on the Toronto Stock Exchange (“TSX”) under the ticker symbol ‘NII’. On February 10, 2015, the Company’s shares of common stock commenced trading on the New York Stock Exchange (“NYSE”) under the ticker symbol ‘NSAT’. The Company’s shares ceased trading on the OTC Bulletin Board (“OTCBB”) under the ticker symbol ‘NSATF’ concurrent with the listing of its shares on the NYSE.

The Company is a provider of unique and customized communication solutions for remote and challenging applications. The communication solutions enable the transmission of data, audio and video and are used by government organizations, militaries, transportation, resource and marine industry companies, news organizations, public safety search, rescue operators and others. The Company’s products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, radio frequency (“RF”) conditioning products, maritime based satellite terminals and remote networks connectivity solutions.

The Company’s business operates primarily through two operating segments – Land Mobile Radio (“Sinclair Technologies”) and Satellite Communications.

2. Basis of Preparation

Statement of compliance

The consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements for the year ended December 31, 2015, including comparatives, have been approved and authorized for issue by the Board of Directors on March 1, 2016.

3. Significant Accounting Policies

The consolidated financial statements have been prepared under the historical cost convention. The Company’s principal accounting policies are outlined below:

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015, 2014 and 2013
(Expressed in United States dollars, except when otherwise indicated)

3.1 Basis of Consolidation

The consolidated financial statements comprise the financial statements of the Company and its wholly owned subsidiaries. The Company’s significant subsidiaries are as follows:

				Ownership interest held
				by the Company
				December 31,
		Principal
Nature of the	Country of	place of
subsidiary	incorporation	business	Principal activities	2015	2014
Norsat International (America), Inc.	USA	USA	Distributor of satellite systems and provider of sales and marketing services	100%	100%
Norsat International (UK) Ltd.	UK	UK	Former distributor of microwave components used as part of satellite systems	100%	100%
Norsat S.A.	Switzerland	Switzerland	Former distributor of satellite systems	100%	100%
Sinclair Technologies Ltd.	UK	UK	Distributor of radio frequency conditioning products and provider of sales and marketing services	100%	100%

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. The parent company controls a subsidiary if it is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Intercompany transactions and balances are eliminated upon consolidation.

3.2 Business Combinations

Business combinations are accounted for using the acquisition method. The cost of the business combination is measured as the aggregate of the consideration transferred, measured on the acquisition date at fair value, and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the appropriate share of the acquiree’s identifiable net assets. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 Business Combinations are recognized at their fair values on the acquisition date. Acquisition costs are expensed in the period when they are incurred.

Goodwill is initially measured at the excess of the consideration transferred over the fair value of the net identifiable assets acquired and liabilities assumed. If the consideration transferred is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized immediately in the Consolidated Statements of Earnings and Comprehensive Income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

The Company uses judgment to determine the fair value of certain identifiable assets and liabilities acquired in a business combination, including the fair value of contingent consideration, if applicable,

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015, 2014 and 2013
(Expressed in United States dollars, except when otherwise indicated)

on the acquisition date. The Company may engage independent third-parties to assist management with the determination of the fair value of property and equipment and intangible assets. The Company uses estimates to determine cash flow projections, including future growth and discount rates, among other factors.

3.3 Significant Management Judgment and Estimation Uncertainty

The preparation of consolidated financial statements in conformity with IFRS requires the Company’s management to undertake a number of judgments, estimates and assumptions that affect amounts reported in the consolidated financial statements and notes thereto. Actual amounts may ultimately differ from these estimates and assumptions. The Company reviews its estimates and underlying assumptions on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and may impact future periods as well.

Significant Management Judgment

The following are significant management judgments in applying the accounting policies of the Company that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses:

Recognition of deferred tax assets
The extent to which deferred tax assets can be recognized is based on an assessment of the probability of the Company’s future taxable income against which the deferred tax assets can be utilized. In addition, significant judgment is required in assessing the impact of any legal or economic limits or uncertainties in various tax jurisdictions.

Recognition of service and contract revenues
Determining when to recognize revenues from after-sales services requires an understanding of the customer’s use of the related products, historical experience and knowledge of the market. Recognizing contract revenue also requires significant judgment in determining milestones, actual work performed and the estimated costs to complete the work.

Recognition of government contributions
The Company recognizes government contributions of eligible expenditures when there is reasonable assurance that the Company will comply with the conditions attached to the grant and the grant will be received. The Company estimates government contributions based on labour costs and expenses incurred and its assessment of what will ultimately be approved for payment by government agencies. Uncertainty relates to the acceptability of the contribution amounts claimed, actual timing and ultimate collectability that can vary from the Company’s estimation.

Determination of functional currency
Determining the appropriate functional currency requires management judgment and consideration of the economic factors in which the entity operates, such as the currency that mainly influences sales prices, labour, material and other costs.

Estimation Uncertainty

Information about estimates and assumptions that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses is provided below. Actual results may be substantially different.

Selling prices of multi-element sales arrangements
Determining selling prices for multi-element arrangements follows a hierarchy of selling prices. If

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015, 2014 and 2013
(Expressed in United States dollars, except when otherwise indicated)

vendor specific objective evidence and third party evidence of selling price do not exist, management’s best estimate of selling price for the deliverable is used. This requires significant judgment in determining the selling price based on an understanding of the customer’s use of the related product or service, historical experience and knowledge of the market.

Impairment of long-lived assets
In assessing impairment, management estimates the recoverable amount of each asset or cash-generating unit based on expected future cash flows and uses an interest rate to discount them. Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate.

Useful lives of depreciable assets
The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of certain software and equipment.

Inventories
The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices. A change to these assumptions may impact the Company’s inventory valuation and gross margins.

Business combinations and goodwill
The Company uses valuation techniques such as discounted cash flows to determine the fair values of certain assets and liabilities in a business combination. A key input for the various valuation techniques requires using an appropriate discount rate or weighted average cost of capital which is subject to judgment and estimates. The discount rate used can have a significant impact on the fair values of assets acquired and liabilities assumed which will also affect the amount of the resulting goodwill.

Share-based payment - stock options
The Company measures the cost of equity-settled share-based transactions by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the price of the Company’s common shares on the grant date, exercise price of the option, expected volatility of the Company’s common shares, weighted average expected life of the option, risk-free interest rate, dividend yield and forfeiture rate.

Share-based payment - restricted share units
The Company measures the cost of equity-settled share-based transactions by reference to the fair value of the equity instruments at the date at which they are granted. For restricted share units, the Company uses the TSX share price at grant date as fair value of the restricted share units. The resulting fair value of the restricted share units is then adjusted for an estimated forfeiture rate which is determined based on historical data. Actual number of restricted share units that will eventually vest is likely to be different from estimation.

Provision for warranties
The Company provides for warranty expenses by analyzing historical failure rates, warranty claims, current sales levels and current information available about returns based on warranty periods. Uncertainty relates to the timing and amount of actual warranty claims which can vary from the Company’s estimation.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015, 2014 and 2013
(Expressed in United States dollars, except when otherwise indicated)

Allowance account for credit losses
The Company provides for bad debts by analyzing historical default rates and current information available about customer’s credit worthiness on an account by account basis. Uncertainty relates to the actual collectability of customer balances which can vary from the Company’s estimation.

3.4 Foreign Currency Translation

Functional and presentation currency
The Company’s consolidated financial statements are presented in United States dollars (U.S. dollars or USD). The functional currencies of the parent company and its Sinclair Technologies operating segment are U.S. dollars and Canadian dollars, respectively.

Foreign currency transactions and balances
Foreign currency transactions are translated into the functional currency of the respective entity or division, using the exchange rates prevailing at the dates of the transactions (spot exchange rate). Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement of monetary items denominated in foreign currency at period-end exchange rates are recognized in the Consolidated Statements of Earnings and Comprehensive Income.

Non-monetary items are not re-translated at period-end and are measured at historical cost (translated using the exchange rates at the transaction date), except for non-monetary items measured at fair value which are translated using the exchange rates as at the date when fair value is determined.

Foreign operations
In the Company’s financial statements, all assets, liabilities and transactions of the Company’s foreign operations with a functional currency other than U.S. dollars are translated into U.S. dollars upon consolidation.

The functional currency of the Company’s foreign operations has remained unchanged during the reporting period.

The Company’s foreign operations determine their functional currency based on the primary economic environment in which the entity operates. For foreign operations with a non-U.S. dollar functional currency, the Company translates assets and liabilities into U.S. dollars using the period-end exchange rates. Goodwill, intangible assets and their fair value adjustments arising from acquisition of a foreign operation have been treated as assets and liabilities of the foreign operation and translated into U.S. dollars at the period-end exchange rate. Income and expenses have been translated into U.S. dollars at the average rate over the reporting period. Exchange differences are charged/credited to other comprehensive income and recognized in the accumulated other comprehensive income. On disposal of a foreign operation, the related cumulative translation differences recognized in equity are reclassified to profit or loss and are recognized as part of the gain or loss on disposal.

3.5 Share-Based Payments

Stock options
The Company grants stock options to purchase common shares of the Company to directors, senior officers, employees and service providers pursuant to an incentive share option plan described in Note 16c. The Board of Directors grants such options for periods of up to 5 years, with vesting periods determined at its sole discretion and at prices equal to the closing market price on the day the options are granted.

Under this method, the Company recognizes compensation expense for stock options awarded based on the fair value of the options at the grant date using the Black-Scholes option pricing model.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015, 2014 and 2013
(Expressed in United States dollars, except when otherwise indicated)

Measurement inputs include the price of the common shares on the grant date, exercise price of the option, expected volatility of the Company’s common shares (based on weighted average historical volatility), weighted average expected life of the option (based on historical data), risk-free interest rate, dividend yield and forfeiture rate. The fair value of the options is amortized over the vesting period and is included in operating expenses with a corresponding increase in contributed surplus. The amount recognized as an expense is adjusted to reflect the number of share options expected to eventually vest. When options are exercised, the proceeds are credited to issued capital.

Restricted share units
The Company grants restricted share units (“RSUs”) to directors, senior officers and employees pursuant to an incentive restricted share unit plan described in Note 16d. The RSU plan provides the eligible persons the right to receive, at the discretion of the Board, common shares, which are not to be issued from treasury, without any monetary consideration payable to the Company. The vesting of the RSUs is subject to time-based vesting terms, conditions and restrictions as determined by the Board in its sole discretion. Each RSU is convertible into one common share.

The Company recognizes compensation expenses for RSUs awarded based on the fair value of the common shares at the grant date. The fair value, which is determined by multiplying the Company’s share price by the number of RSUs granted, is amortized over the vesting period and is included in operating expenses with a corresponding increase in contributed surplus. The amount recognized as an expense is adjusted to reflect the number of RSUs expected to eventually vest.

3.6 Treasury Shares

When the Company purchases its own shares, the amount of the consideration paid is recognized as a deduction from shareholders’ equity. No gains or losses are recognized in the Consolidated Statements of Earnings and Comprehensive Income on the purchase, sale, issue or cancellation of the Company’s own shares. Repurchased shares are classified as treasury shares and are presented as a deduction from total shareholders’ equity. The Company has granted RSUs as part of the Company’s long term incentive plan. The Company shall purchase common shares in the open market to satisfy the delivery of these share units. Treasury shares are recorded at the cost of the shares acquired in the open market. When the treasury shares are released to settle RSUs, a decrease in treasury shares and contributed surplus is recognized at the average cost of the treasury shares. If treasury shares are sold subsequently, the amount received is recognized as a decrease in treasury shares, and the resulting 3surplus or deficit on the transaction is transferred to/from contributed surplus.

3.7 Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid interest bearing term deposits that are readily convertible to known amounts of cash with original terms to maturity of up to 3 months. The cash and cash equivalents act as the Company’s primary source of cash and fluctuate directly as a result of its cash flows from operating, investing and financing activities.

3.8 Allowance Account for Credit Losses

The Company maintains an allowance account for estimated credit losses that may arise if any of its customers is unable to make required payments. On each reporting date, management specifically analyzes aging of outstanding customer balances, historical default rates, customer credit worthiness and changes in customer payment terms to evaluate collectability of the Company’s trade and other receivables balance. The allowance is then adjusted to align with the specific analysis performed.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015, 2014 and 2013
(Expressed in United States dollars, except when otherwise indicated)

3.9 Inventories

Inventories consist of parts and supplies, work in process and finished goods. Inventories are measured at the lower of cost and net realizable value. The cost of inventories is determined on a first in, first out basis. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and selling expense. Inventories are recorded net of any obsolescence provisions. When there is a significant change in economic circumstances, inventories that had been previously written down below cost may be reversed up to the original carrying amount.

3.10 Prepaid Expenses and Other

Included in short-term prepaid expenses and other are prepayments related to materials, insurance premiums and other deposits required in the normal course of business which are less than one year.

3.11 Property and Equipment

Property and equipment are stated at cost less applicable tax credits, government contributions, and net of accumulated depreciation and accumulated impairment losses. Depreciation of property and equipment is recorded on a straight-line basis at the following annual rates, which approximate the useful lives of the assets:

Assets	Period
Equipment	3 to 5 years
Furniture and fixtures	5 to 10 years
Leasehold improvements	Shorter of lease term or useful life

When significant parts of property and equipment are required to be replaced in intervals, the Company recognizes such parts as individual assets with specific useful lives and depreciation, respectively. When a major inspection is performed, its cost is recognized in the carrying amount of the property and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized as expenses.

The assets’ residual values, useful lives and methods of depreciation are reviewed at each financial year-end.

3.12 Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is valued at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the Consolidated Statements of Earnings and Comprehensive Income.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015, 2014 and 2013
(Expressed in United States dollars, except when otherwise indicated)

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains or losses arising from disposal of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the Consolidated Statements of Earnings and Comprehensive Income when the asset is derecognized.

The Company records amortization of intangible assets on a straight-line basis at the following annual rates, which approximate the useful lives of the assets:

Assets	Period
Software	1 to 3 years
Customer relationships	5 to 12 years
Product designs	20 years
Brand	Indefinite
Other	1.5 to 15 years

Brand is developed through years of advertising, promotional campaign and customer satisfaction. It contains beneficial elements to the Company that have been created over time and continue to create value to the Company. Hence, brand which reflects consumer awareness and recognition is considered indefinite in nature.

3.13 Impairment of Long-Lived Assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount.

The recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Impairment losses are recognized in the Consolidated Statements of Earnings and Comprehensive Income.

An impairment loss is reversed if there is an indication that an impairment loss recognized in prior periods may no longer exist. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized previously. Such reversal is recognized in the Consolidated Statements of Earnings and Comprehensive Income.

The following criteria are also applied in assessing impairment of specific assets:

Goodwill is tested for impairment annually or when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each cash-

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015, 2014 and 2013
(Expressed in United States dollars, except when otherwise indicated)

generating unit to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than its carrying amount, an impairment loss is recognized to the extent the carrying amount exceeds the recoverable amount. Impairment losses relating to goodwill are not reversed in future periods.

Intangible assets with indefinite lives are tested for impairment annually either individually or at the cash-generating unit level, as appropriate, or when circumstances indicate that the carrying value may be impaired.

3.14 Goodwill

Goodwill represents the future economic benefits arising from a business combination that are not individually identified and separately recognized. Goodwill is carried at cost less accumulated impairment losses. Goodwill is assessed for impairment as described in Note 3.13.

3.15 Deferred Revenue

Included in deferred revenue are typically amounts related to installation, training, extended warranty, airtime and post contract support associated with the sale of the Company’s products.

Payments that have been received from customers but will qualify for revenue recognition within the next year are reflected in current liabilities and the remaining balance is recorded in non-current liabilities.

3.16 Comprehensive Income

Comprehensive income comprises net earnings for the period and other comprehensive income. Included in accumulated other comprehensive income are unrealized foreign exchange amounts on the translation of certain subsidiaries’ and divisions’ functional currency to U.S. dollars.

3.17 Financial Instruments

Financial assets

Financial assets are classified into one of four categories:

  financial assets at fair value through profit or loss (“FVTPL”);

  held-to-maturity investments;

  available-for-sale financial assets; and

  loans and receivables.

The Company determines the classification of its financial assets at initial recognition, depending on the nature and purpose of the financial asset. All financial assets, except financial assets at FVTPL, are recognized initially at fair value plus directly attributable transaction costs.

The subsequent measurement of financial assets depends on their classification as follows:

i.	Financial assets at FVTPL

Financial assets are classified as FVTPL when the financial asset is held for trading or is designated upon initial recognition as FVTPL. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term, they are part of an identified portfolio of financial instruments that are managed together and for which there is

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015, 2014 and 2013
(Expressed in United States dollars, except when otherwise indicated)

evidence of a recent actual pattern of short-term profit taking or they are a derivative that is not designated as an effective hedging instrument.

Financial assets classified as FVTPL are carried in the Consolidated Statements of Financial Position at fair value with changes in fair value recognized in the Consolidated Statements of Earnings and Comprehensive Income.

The Company has not designated any financial assets as FVTPL.

ii.	Held-to-maturity investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as held-to-maturity when the Company has the positive intention and ability to hold them to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the effective interest method. The losses arising from impairment are recognized in the Consolidated Statements of Earnings and Comprehensive Income.

The Company has not designated any financial assets as held-to-maturity investments.

iii.	Available-for-sale financial assets

Non-derivative financial assets are designated as available-for-sale or are prescribed to this classification if not classified as (a) loans and receivables, (b) held-to-maturity investments or (c) financial assets at FVTPL. After initial measurement, available-for-sale financial assets are subsequently measured at fair value with unrealized gains or losses recognized as other comprehensive income in the available-for-sale reserve until the investment is derecognized, at which time the cumulative gain or loss is recognized in the Consolidated Statements of Earnings and Income and removed from the available-for-sale reserve.

The Company has not designated any financial assets as available-for-sale assets.

iv.	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest method. The impairment loss of receivables is based on a review of all outstanding amounts periodically throughout the fiscal year. Bad debts are provided for during the period in which they are identified. The losses arising from impairment are recognized in the Consolidated Statements of Earnings and Comprehensive Income. Interest income is recognized by applying the effective interest rate.

The Company has classified cash and cash equivalents and trade and other receivables as loans and receivables.

De-recognition

A financial asset is derecognized when the rights to receive cash flows from the asset have expired or the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a pass-through arrangement.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015, 2014 and 2013
(Expressed in United States dollars, except when otherwise indicated)

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each reporting date. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Objective evidence of impairment could include the following:

  significant financial difficulty of the issuer or counterparty;

  default or delinquency in interest or principal payments; or

  it has become probable that the borrower will enter bankruptcy or financial reorganization.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of trade receivables is reduced through the use of an allowance account. The Company will set up an allowance for the outstanding balance that is considered uncollectible. Subsequent recoveries of amounts previously provided for are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in the Consolidated Statements of Earnings and Comprehensive Income.

Financial liabilities

Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities. The Company determines the classification of its financial liabilities at initial recognition. All financial liabilities are recognized initially at fair value, net of transaction costs except FVTPL.

Subsequent measurement of financial liabilities depends on their classification as follows:

i.	FVTPL

FVTPL includes financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVTPL.

Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. This category includes derivative instruments that are not designated as hedging instruments in hedge relationships as defined by International Accounting Standards (“IAS”) 39

Financial Instruments: Recognition and Measurement. Gains and losses on financial liabilities held for trading are recognized in the Consolidated Statements of Earnings and Comprehensive Income.

The Company has not designated any financial liabilities upon initial recognition as FVTPL.

ii.	Other financial liabilities

After initial recognition at fair value less transaction costs, other financial liabilities are subsequently measured at amortized cost using the effective interest method.

Gains and losses are recognized in the Consolidated Statements of Earnings and Comprehensive Income.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015, 2014 and 2013
(Expressed in United States dollars, except when otherwise indicated)

The Company has classified trade and other payables, accrued liabilities and acquisition loan as other financial liabilities.

De-recognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled, or expired.

Fair value measurement

The Company’s financial assets include cash and cash equivalents and trade and other receivables. The Company’s financial liabilities include trade and other payables, accrued liabilities and acquisition loan.

The Company has classified its cash and cash equivalents and trade and other receivables, as loans and receivables, measured at amortized cost using the effective interest rate method. Trade and other payables, accrued liabilities and acquisition loan are classified as other financial liabilities, measured at amortized cost using the effective interest rate method.

The carrying value of the Company’s financial assets and liabilities is considered to be a reasonable approximation of fair value due to their immediate or short term maturity, or their ability for liquidation at comparable amounts.

3.18	Revenue Recognition

The Company’s revenues consist of sales of hardware, consulting, bandwidth, installation, training, extended warranty and post contract customer support. These services are set forth separately in the contractual arrangements such that the total price of the customer arrangement is expected to vary as a result of the inclusion or exclusion of services.

The Company has single deliverable and multiple deliverable revenue arrangements.

For single deliverable revenue arrangements relating to the sale of hardware, the Company recognizes revenue when all of the following conditions have been satisfied:

  the Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

  the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the good sold;

  the amount of revenue can be measured reliably;

  it is probable that the economic benefits associated with the transaction will flow to the Company; and

  the costs incurred or to be incurred in respect of the transaction can be measured reliably.

For single deliverable revenue arrangements relating to the sale of services, the Company recognizes revenue by reference to the stage of completion of the transaction at the end of the reporting period when the outcome of a transaction can be estimated reliably. The outcome of a transaction can be estimated reliably when all the following conditions are satisfied:

  the amount of revenue can be measured reliably;

  it is probable that the economic benefits associated with the transaction will flow to the entity;

  the stage of completion of the transaction at the end of the reporting period can be measured reliably; and

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015, 2014 and 2013
(Expressed in United States dollars, except when otherwise indicated)

  the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

Multiple deliverable revenue arrangements are to be divided into more than one unit of accounting and the criteria for revenue recognition are considered separately for each accounting unit if the following criteria are met:

  the delivered item(s) has standalone value and

  when a general right of return exists for the delivered item, the delivery or performance of an undelivered item is probable and substantially in the control of the Company.

For those contracts where the services are not essential to the functionality of any other element of transaction, the Company determines selling price for these services based on a hierarchy of selling prices:

  Vendor specific objective evidence (“VSOE”) of selling price;

  If VSOE does not exist then third party evidence of selling price (“TPE”) is used; or

  If neither VSOE nor TPE exists, then management’s best estimate of selling price for the deliverable is used.

Arrangement consideration is allocated to all deliverables based on their relative selling prices. As a result of the hierarchy of selling prices, the Company is required to determine the selling price for each deliverable provided the conditions for separation have been met.

Hardware is considered a separate unit of accounting as it meets the criteria for multiple deliverable revenue arrangements listed above. The Company’s hardware components are customized in nature and specific to a customer’s order requirements. As a result, the Company uses management’s best estimate of selling price for the deliverable.

Hardware under multiple deliverable revenue arrangements is recognized using the same criteria for hardware under single deliverable arrangements.

The Company’s multiple-element sales arrangements include arrangements where hardware with embedded software licenses and the associated post contract customer support (“PCS”) are sold together. The Company uses VSOE to determine selling price of the undelivered PCS elements based on the fair value of labour rates and consistent renewal rates.

The Company’s multiple-element sales arrangements include rights for the customer to renew PCS after the bundled term ends. These rights are irrevocable to the customer’s benefit, are for specified prices, are consistent with the initial price in the original multiple-element sales arrangement, and the customer is not subject to any economic or other penalty for failure to renew. Further, the renewal PCS options are for services comparable to the bundled PCS and cover similar terms and periods.

PCS revenue associated with hardware is recognized on a pro-rata basis over the term of the PCS period, which typically is one year. PCS revenue includes support levels that provide customers with access to telephone support for trouble-shooting, diagnosis and extends to on-site repair of products. PCS is considered a separate unit of accounting as it meets the criteria for multiple deliverable revenue arrangements listed above.

Revenue on extended warranty is deferred and recognized in income on a straight-line basis over the contract period. Extended warranty revenue is recognized after the Company’s one year manufacturer’s warranty expires.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015, 2014 and 2013
(Expressed in United States dollars, except when otherwise indicated)

Revenue is recognized on installation, training, and consulting services when these services have been performed. The selling price on these services is determined on a stand-alone basis. These services are separate units of accounting because they meet the criteria for multiple deliverable revenue arrangements listed above.

For reseller arrangements, fees are fixed or determinable on delivery to the reseller because the Company’s agreements with customers and resellers do not contain product return rights.

3.19 Research and Development Costs

Research costs are expensed as incurred. Development costs are deferred if the Company can demonstrate (i) the technical feasibility of completing the product or process, (ii) the intention to complete the project, (iii) the ability to use or sell the product in commercial production, (iv) future economic benefits that the product or process can generate, including the existence of a market for the output of the project, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the product, and (vi) the ability to measure reliably the expenditure attributable to the project during development. If these criteria are not met, development costs are expensed as incurred. The Company did not capitalize any development costs for the years ended December 31, 2015, 2014 and 2013.

3.20 Government Contributions

Government funding of eligible research and development expenditures is credited when earned against product development expenses or the cost of property and equipment, to which the funding relate. The Company amortizes the cost of the related property and equipment over its useful life according to the Company’s accounting policy relating to property and equipment. The Company recognizes government grants only when there is reasonable assurance that the Company will comply with the conditions attached to the grant and the grant will be received. The Company presents the grant as a deduction of the carrying amount of the asset the grant relates to in the Consolidated Statements of Financial Position. The grant is recognized in the Consolidated Statements of Earnings and Comprehensive Income over the life of the depreciable assets as a reduced depreciation expense.

3.21 Government Repayment

The Company is required to make annual repayment under the government contracts as described in Note 8. On a quarterly basis, the Company calculates the repayment based on actual revenues achieved for the reporting period. If the revenue criteria for repayment have been met, a liability will be recognized with a corresponding increase in product development expenses. The Company will record a liability in the period the actual revenues are recognized that causes the grant to become repayable. Given historical sales volume, the accrual for repayment, if any, is likely to be recognized in each of the reporting periods. Depending on the sales volume achieved during the repayment period, the amount of the repayment can significantly impact the Company gross margin percentages and amounts.

3.22 Income Taxes

Income tax expense consists of current and deferred income tax expense. Income tax expense is recognized in the Consolidated Statements of Earnings and Comprehensive Income.

Current income tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regards to previous years.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015, 2014 and 2013
(Expressed in United States dollars, except when otherwise indicated)

Deferred income taxes are recorded using the statement of financial position liability method. Under this method, deferred income tax assets and liabilities are recognized for future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability is settled.

The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in earnings in the period that substantive enactment occurs.

A deferred income tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority, and when the Company intends to settle its current tax assets and liabilities on a net basis.

3.23 Investment Tax Credits (“ITCs”)

The Company is entitled to certain Canadian federal and provincial tax incentives for qualified scientific research and development activities and for increasing research activities. These ITCs are available to the Company to reduce actual income taxes payable. Any credits that are not used in the year in which they are earned are recorded as a deferred asset when it is probable that such credits will be utilized. The utilization is dependent upon the generation of future taxable income. Management assesses the probability of usage of investment tax credits at the end of each reporting period.

3.24 Net Earnings Per Share

Basic net earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding during the period.

Diluted net earnings per share are computed similar to basic net earnings per shares, except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options at the beginning of the reporting period, if dilutive. The number of additional shares is calculated assuming that outstanding stock options were exercised and the proceeds from such exercises were used to repurchase common shares at the average market price during the reporting period. Stock options are dilutive when the market price of the common shares at the end of the period exceeds the exercise price of the options and when the Company generates net earnings.

3.25 Provisions and Contingent Liabilities

Provisions for product warranties, legal claims, onerous contracts or other claims are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Timing or amount of the outflow may still be uncertain. The expense relating to any provision is presented in the Consolidated Statements of Earnings and Comprehensive Income, net of any reimbursement.

Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including risks and uncertainties associated with the present obligation. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015, 2014 and 2013
(Expressed in United States dollars, except when otherwise indicated)

Provisions are discounted to their present values, where the time value of money is material.

In those cases where the possible outflow of economic resources as a result of present obligations is considered improbable or remote, no liability is recognized.

3.26 Segment Reporting

The Company’s business operates primarily through two operating segments – Sinclair Technologies and Satellite Communications. The two reportable segments are strategic business units that offer different products and services. They are managed separately with operating results reviewed by the Company’s chief operating decision makers because each business is in a different stage in its life cycle and they require different marketing strategies. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

3.27 Future Accounting Pronouncements

IFRS 9 Financial Instruments will replace IAS 39 Financial Instruments: Recognition and Measurement. It addresses the classification, measurement and derecognition of financial assets and financial liabilities. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. In November 2013, the IASB issued an amendment to IFRS 9 which includes a new hedge model that aligns accounting more closely with risk management as well as enhancements to the disclosures about hedge accounting and risk management. IFRS 9 has also been amended not to require the restatement of comparative period financial statements for the initial application of the classification and measuring requirements of IFRS 9, but instead requires modified disclosures on transition to IFRS 9. The IASB has deferred the effective date to annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company is currently assessing the impact of adopting this standard on its consolidated financial statements.

IFRS 16 Leases will replace IAS 17 Leases and the related interpretations. IFRS 16 eliminates the distinction between operating and finance leases and requires most leases to be recorded on the balance sheet for lessees under a single model unless the lease term is twelve months or less or the underlying asset has a low value. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. The IASB has an effective date for annual periods beginning on or after January 1, 2019 with an early adoption permitted if IFRS 15 Revenue from Contracts with Customers has also been applied. The Company is currently assessing the impact of adopting this standard on its consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers will replace IAS 18 Revenue, IAS 11 Construction Contracts and certain revenue related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding whether revenue is to be recognized over time or at a point in time, and improves disclosures about revenue. IFRS 15 provides more detailed guidance on contracts involving the delivery of two or more goods and services as to when to account separately for the individual performance obligations in a multiple element arrangement, how to allocate the transaction price and when to combine contracts. IFRS 15 also provides guidance on how to treat arrangements with variable pricing, such as performance based pricing and how revenue can be constrained. In addition, IFRS 15 provides guidance on time value of money as to when to adjust a contract price for a financing component. In 2015, the IASB issued an exposure draft proposing several amendments to IFRS 15. The amendments are intended to address implementation questions that were discussed by the Joint Transition Resource Group for Revenue Recognition on licenses of intellectual property, identifying performance obligations, principal versus agent application guidance and transition. The IASB has deferred the effective date to annual periods beginning on or after

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015, 2014 and 2013
(Expressed in United States dollars, except when otherwise indicated)

January 1, 2018 with early adoption permitted. The Company is currently assessing the impact of adopting this standard on its consolidated financial statements.

4. Cost of Sales and Expenses

		Year ended December 31
	2015	2014	2013
Cost of sales
Raw materials and overhead costs	$18,362,211	$19,091,457	$19,111,558
Labour costs	2,997,062	2,640,047	3,351,316
Depreciation and amortization	93,880	68,880	131,533
	$21,453,153	$21,800,384	$22,594,407

Selling and distributing expenses
Direct expenses	$848,767	$753,104	$1,927,582
Labour costs	3,383,675	3,899,130	3,575,523
Depreciation and amortization	644,137	760,792	795,578
Less: Government contributions (Note 8)	-	-	(21,841)
	$4,876,579	$5,413,026	$6,276,842

General and administrative expenses
Direct expenses	$2,069,079	$1,637,960	$1,407,977
Labour costs	2,315,914	2,686,044	2,495,745
Depreciation and amortization	354,791	162,176	151,763
	4,739,784	4,486,180	4,055,485
Capitalized to inventory/transfer to cost of sales	(649,026)	(457,540)	(347,957)
	4,090,758	4,028,640	3,707,528
Less: Government contributions (Note 8)	-	-	(12,308)
	$4,090,758	$4,028,640	$3,695,220

Product development expenses
Direct expenses	$1,080,095	$816,802	$1,052,662
Labour costs	1,757,876	1,746,408	2,137,847
Depreciation and amortization	202,826	282,688	322,449
	3,040,797	2,845,898	3,512,958
Capitalized to inventory/transfer to cost of sales	(167,743)	-	-
	2,873,054	2,845,898	3,512,958
Less: Government contributions (Note 8)	(1,309,671)	(1,266,824)	(2,079,572)
	$1,563,383	$1,579,074	$1,433,386

Labour costs include wages, salaries, bonus, sales commissions, share-based payments, social security contributions, extended health premiums, government medical services plan payments, Registered Retirement Savings Plan contributions and vacation accrual.

5. Business Combination

On April 16, 2013, the Company entered into a definitive agreement to acquire certain assets and assume certain liabilities of CVG, Incorporated (“CVG”), a U.S.-based satellite communication business. The Company financed the transaction with cash from operations. The acquired assets included new products and associated intellectual property (“IP”) that aligned with the Company’s existing product roadmap and allowed the Company to immediately enter new and additional areas within the satellite communications

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015, 2014 and 2013
(Expressed in United States dollars, except when otherwise indicated)

markets with solid state power amplifiers (“SSPAs”), high power block up-converters (“BUCs”), SATCOM baseband kits and Microsatellite terminals (terminals with antenna sizes below 1 meter).

The CVG acquisition was accounted for as an acquisition of a business, and the identified assets and liabilities below were a result of management’s best estimates and assumptions after taking into account all relevant information available. The assessed fair value of the identifiable assets and liabilities of CVG as at April 16, 2013 was as follows:

Fair value recognized on acquisition
Assets
Inventories	$793,153
Property and equipment	258,687
Assets held for sale	32,778
Total Assets	$1,084,618

Liabilities
Accrued liabilities	$21,308
Provisions	533,140
Total Liabilities	$554,448

Total identifiable net assets at fair value	$530,170
Purchase consideration transferred	$530,170

The Company recognized $32,778 of assets held for sale on the acquisition date, comprising assets redundant to the Company’s operation. Subsequent to the acquisition, the Company disposed all of the assets held for sale and realized $32,778 in 2013.

Provisions were related to product warranty liabilities for products sold by CVG prior to the acquisition.

Purchase consideration

The Company paid cash consideration of $530,170 and financed the purchase from the Company’s cash and cash equivalents. Acquisition related costs, including legal, professional fees and relocation expenses, amounting to $131,399, were recognized as a general and administrative expense in the Consolidated Statements of Earnings and Comprehensive Income in 2013.

6. Capital Disclosures

The Company's objectives and policies for managing capital are to maintain a strong capital base so as to maintain investor, creditor and market confidence, to sustain future development of the business and to safeguard the Company’s ability to support its normal operating requirements on an ongoing basis.

The capital of the Company consists of the items included in the Consolidated Statements of Financial Position in the shareholders’ equity section, government contributions and credit facilities, if drawn (Note 13). The Company manages its capital structure and makes changes based on economic conditions and the risk characteristics of its assets. As at December 31, 2015, shareholder’s equity was $35,947,311 (2014 -$28,984,442).

To manage the Company’s capital requirements, the Company has in place a planning and budgeting process which helps determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company plans to continue to fund its short-term cash

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015, 2014 and 2013
(Expressed in United States dollars, except when otherwise indicated)

requirements through operations, and if required, the Company has credit facilities in place that can be drawn upon (Note 13).

In 2008, the Company entered into an agreement with the Canadian Federal Minister of Industry (“the Minister”) through the Strategic Aerospace & Defense Initiative (“SADI”) whereby the Minister will provide funding of 35% of eligible spending related to the research and development of aerospace & defense technology development projects to a maximum funding amount of Cdn$5,975,200 for eligible costs starting from September 21, 2007 up to and including December 31, 2012 (Note 8a).

In 2013, the Company signed a new SADI agreement with the Minister (Note 8b). Funding is conditional on maintaining certain reporting requirements. As at December 31, 2015, the Company is in compliance with these reporting requirements.

For the year ended December 31, 2015, there were no changes in the Company's approach to capital management.

As at December 31, 2015, the Company had the following externally imposed capital requirements under its credit facilities agreements (Note 13):

  Working capital ratio (current assets divided by current liabilities) cannot be less than 1.25:1.00 – calculated quarterly;

  Debt service coverage ratio cannot be less than 1.10 to 1.00 for the fiscal year ended December 31, 2014 and less than 1.20 to 1.00 for the fiscal year ended December 31, 2015, and thereafter. The ratio is based on earnings before interest, tax, depreciation, amortization and share-based payments (“EBITDAS”) plus loss on sale of assets less taxes, dividends, distributions, advances to related parties, gains on sale of assets and unfunded capital expenditures divided by the aggregate principal and interest payments made during the relevant fiscal year. This ratio shall be calculated annually and based on the Company’s consolidated financial statements; and

  Funded debt to EBITDAS, less unfunded capital expenditures cannot at any time exceed 2.50:1.00 – calculated quarterly, on a rolling 12 month basis. Funded debt includes the Company’s credit facilities and acquisition loan.

Unfunded capital expenditures are defined as capital expenditures which are not financed by external sources, such as being financed by the Company’s own cash and cash equivalents.

As at December 31, 2015 and 2014, the Company was in compliance with its externally imposed covenants.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015, 2014 and 2013
(Expressed in United States dollars, except when otherwise indicated)

7. Financial Instruments Risk

The carrying amounts of the Company’s financial assets and liabilities by category are summarized below.

	As at December 31
	2015	2014

Financial Assets	Loans and receivable (amortized cost)

Cash and cash equivalents	$4,585,754	$5,513,733
Trade and other receivables	8,987,392	7,570,110
Total financial assets	$13,573,146	$13,083,843

Financial Liabilities	Other liabilities (amortized cost)

Trade and other payables	$1,906,703	$2,831,911
Accrued liabilities	2,375,107	2,601,163
Acquisition loan	-	2,371,266
Total financial liabilities	$4,281,810	$7,804,340

Risk Management Objectives and Policies

The Company is exposed to various risks in relation to financial instruments. The Company’s chief operating decision makers actively maintain to secure the Company’s short to medium-term cash flows by minimizing the exposure to volatile financial markets. The Company does not actively engage in the trading of financial assets for speculative purposes nor does it write options. The main types of risks are credit risk, liquidity risk, currency risk and interest rate risk which are described below.

Credit Risk

Credit risk is the risk of a financial loss if a customer or counterparty to a financial instrument fails to meet its obligations under a contract. This risk primarily arises from the Company’s receivables from customers. The credit risk for cash and cash equivalents is considered negligible, since the counterparties are reputable banks with high quality external credit ratings.

The Company’s exposure to credit risk is dependent upon the characteristics of each customer. Each customer is assessed for credit worthiness, using third party credit scores and through direct monitoring of their financial well-being on a continual basis. In some cases, where customers fail to meet the Company's credit worthiness benchmark, the Company may choose to transact with the customer on a prepayment basis.

The Company does not have credit insurance or other financial instruments to mitigate its credit risk as management has determined that the exposure is minimal due to the composition of its customer base.

Pursuant to their respective terms, net trade and other receivables were aged as follows as at December 31, 2015 and 2014:

	As at December 31
	2015	2014
0-30 days	$5,955,819	$5,824,443
31-60 days	447,414	1,555,041
Greater than 60 days	2,584,159	190,626
Total trade and other receivables	$8,987,392	$7,570,110

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015, 2014 and 2013
(Expressed in United States dollars, except when otherwise indicated)

As at December 31, 2015, trade and other receivables of $4,062,382 (2014 - $3,129,146) were past due but not included in the allowance account for credit losses. These relate to a number of independent customers including government organizations and militaries that have no recent history of default.

As at December 31, 2015, the Company’s trade accounts receivable are made up of approximately 7% (2014 – 8%) government trade receivables and the balance of the outstanding trade accounts receivable is spread over a large number of customers. The Company has assessed that the credit risk related to government trade receivables is low.

The Company regularly reviews the collectability of its trade and other receivables and establishes an allowance account for credit losses based on its best estimate of any potentially uncollectible accounts. As at December 31, 2015 and 2014, the allowance account for credit losses is summarized below.

	As at December 31
	2015	2014
Allowance balance, beginning of year	$57,027	$55,859
Net increase	46,908	1,168
Allowance balance, end of year	$103,935	$57,027

The Company manages credit risk relating to cash and cash equivalents by dealing with large banks and investing in highly liquid investments. The Company’s objective is to minimize its exposure to credit risk in order to prevent losses on financial assets by placing its investments in highly liquid investments such as guaranteed investment funds.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company has in place a planning and budgeting process which helps determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.

To manage this risk, the Company maintains credit facilities which provide access to funds in Canadian and/or U.S. dollars to meet short-term financing obligations.

As at December 31, 2015, the liquidity and maturity timing of the Company’s financial assets totaling $13,573,146 (2014 - $13,083,843) were adequate for the settlement of the short-term financial liabilities of $4,281,810 (2014 - $7,804,340).

Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates.

The Company’s exposures to currency risk primarily arise from its sales, purchases of raw materials and operating costs denominated in Canadian dollar (CAD) and Pound Sterling (GBP). The Company also holds cash in CAD and GBP.

The Company manages currency risk by holding cash in foreign currencies to support forecasted foreign currency denominated liabilities and does not use derivative instruments to reduce its exposure to foreign currency risk.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015, 2014 and 2013
(Expressed in United States dollars, except when otherwise indicated)

Foreign currency denominated financial assets and liabilities which expose the Company to currency risk are disclosed below. The amounts shown are translated into U.S. dollars at the period-end rate.

	CAD	GBP

As at December 31, 2015

Financial assets	$3,327,146	$304,987
Financial liabilities	(2,908,385)	(63,233)
Net financial assets	$418,761	$241,754

As at December 31, 2014

Financial assets	$2,555,767	$491,806
Financial liabilities	(3,862,457)	(130,802)
Net financial assets/(liabilities)	$(1,306,690)	$361,004

The sensitivity analysis of the Company’s foreign currency financial assets and liabilities held denominated in CAD and GBP as at December 31, 2015 and 2014 with regards to the USD/CAD exchange rate, the USD/GBP exchange rate and ‘all other things being equal’ is shown below. The sensitivity analysis assumes a change of 9% (2014 – 5%) in USD/CAD exchange rate and a change of 8% (2014 – 6%) in USD/GBP exchange rate. Both of these percentages have been determined based on the average market volatility in exchange rates in the previous 12 months.

A 9% (2014 – 5%) strengthening/(weakening) in the USD against the CAD would result in a loss/(gain) in net earnings and a decrease/(increase) in the net financial assets of approximately $38,000 (2014 -$65,000).

An 8% (2014 – 6%) strengthening/(weakening) in the USD against the GBP would result in a loss/(gain) in net earnings and a decrease/(increase) in the net financial assets of approximately $19,000 (2014 -$22,000).

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s acquisition loan subject to floating interest rates. As at December 31, 2015, the Company has fully repaid its loan balance (2014 - $2,371,266). As at December 31, 2014, the interest rate risk for cash and cash equivalents was considered negligible. The Company does not enter into any interest rate swaps to mitigate interest rate risk.

As at December 31, 2014, a 1% change in interest rate would result in a change in interest expense of approximately $24,000. The changes in interest rate are considered to be reasonably possible based on observation of current market conditions. The calculations are based on the change in the interest rate and the financial instruments held at December 31, 2014 that is sensitive to changes in interest rate.

8. Government Contributions

For the year ended December 31, 2015, the Company has recorded government contributions of $1,309,671 (2014 - $1,266,824) as a reduction to product development in the Consolidated Statements of Earnings and Comprehensive Income and $17,961 (2014 - $49,043) as a reduction to intangible assets, property and equipment costs.

The following summarizes the government assistance programs that the Company entered in:

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015, 2014 and 2013
(Expressed in United States dollars, except when otherwise indicated)

a) Strategic Aerospace & Defense Initiative I (“SADI I”)

The Company entered into an agreement SADI I with the Minister in September 2008 and subsequently amended in October 2011. The Company has claimed the maximum funding of Cdn$5,975,200 under this agreement as at December 31, 2012.

Starting in 2013, the Company is obligated to make annual repayments over the defined repayment period, with the following terms:

  The repayment period began January 1, 2013 and will continue for 15 years, or until such time as the maximum amount of Cdn$8,962,800 (representing 1.5 times the contributions received) of the actual amounts disbursed by the Minister (Cdn$5,975,200) is repaid, whichever occurs earlier.

  Annual repayment amounts under the SADI I repayment period are calculated based on a repayment rate of 0.75% multiplied by gross business revenue as defined in the SADI I agreement multiplied by the adjustment rate (based on the growth of gross business revenue over the previous year). The adjustment factor is based on year-over-year change of gross business revenue, as defined in the agreement.

For the year ended December 31, 2015, the Company has calculated the SADI I repayment amount to be $nil (2014 - $nil) as annual actual sales did not meet the criteria for repayment pursuant to the repayment terms of the SADI I agreement and the Company’s accounting policy relating to SADI repayment (Note 3.21).

b) Strategic Aerospace & Defense Initiative II (“SADI II”)

On March 28, 2013, the Company entered into another agreement, SADI II, with the Minister whereby the Minister will provide funding of 30% of eligible spending related to the research and development of the aerospace and defense technology development projects to a maximum funding amount of Cdn$13,270,265 for eligible costs starting from July 27, 2012 up to and including December 31, 2017. The Company is obligated to repay the funding over the SADI II defined repayment period.

For the year ended December 31, 2015, the Company recorded $1,294,432 (2014 - $1,266,824) as a reduction to product development expenses related to SADI II in the Consolidated Statements of Earnings and Comprehensive Income and $17,961 (2014 - $49,043) as a reduction to intangible assets, property and equipment costs related to SADI II.

As at December 31, 2015, the Company recorded Cdn$5,828,102 of the maximum funding amount of Cdn$13,270,265 under SADI II.

As at December 31, 2015, eligible costs related to SADI II of $625,380 (2014 - $593,097) were included in trade and other receivables.

For the year ended December 31, 2015, total cash received under SADI II was $1,271,648 (2014 -$997,783).

SADI II repayment is contingent on performance benchmarks established at the end of the Company’s fiscal 2017 year-end and is capped at the lesser of 1.5 times the contribution received (actual amounts disbursed by the Minister). These amounts will be repaid over a period of 15 years, commencing in 2018. The annual repayment amount is calculated based on a percentage of gross business revenue as defined in the agreement multiplied by the adjustment rate (based on the growth of gross business revenue over the previous year).

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015, 2014 and 2013
(Expressed in United States dollars, except when otherwise indicated)

As at December 31, 2015, the Company did not accrue any liability for repayment relating to SADI II as the amount to be repaid cannot yet be determined since the repayment amount is contingent on 2018 financial results compared to those achieved in 2017.

c) Industrial Research Assistance Program (“IRAP”)

In February 2016, the Company entered into an agreement with the National Research Council Canada (“NRC”) under its Industrial Research Assistance Program (“IRAP”) to provide funding in designing and modifying its ATOM product which forms part of the Satellite Communications segment. This project commenced on November 2, 2015 and will complete on January 31, 2017. The NRC agreed to provide contributions to the Company up to a maximum of $108,375 (Cdn$150,000) in connection with certain labour costs incurred during the project phase. The Company fulfilled all the conditions to receive the funding as at December 31, 2015.

As of December 31, 2015, the Company was eligible to receive $15,239 under IRAP and this amount has been recorded as a reduction to product development expense in the Consolidated Statements of Earnings and Comprehensive Income.

9. Inventories

	As at December 31
	2015	2014
Parts and supplies	$8,898,629	$7,481,650
Work in process	726,848	1,657,623
Finished goods	4,416,818	3,979,132
Gross inventory balance (a)	$14,042,295	$13,118,405

Changes in the obsolescence provision of the years presented are as follows:

	As at December 31
	2015	2014
Obsolescence balance, beginning of year	$2,998,031	$2,671,821
Increase	398,020	528,826
Write-off	(310,280)	(202,616)
Obsolescence balance, end of year (b)	$3,085,771	$2,998,031
Net inventory balance, end of year (a-b)	$10,956,524	$10,120,374

For the year ended December 31, 2015, the Company recognized inventories of $21,359,273 (2014 -$21,731,504, 2013 - $22,462,874) as expenses (Note 4).

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015, 2014 and 2013
(Expressed in United States dollars, except when otherwise indicated)

10. Property and Equipment, net

		Furniture and	Leasehold
	Equipment	Fixtures	Improvements	Total
Cost
Balance, December 31, 2013	$1,697,225	$197,661	$732,936	$2,627,822
Additions	221,091	-	4,847	225,938
Write-off	(46,708)	-	-	(46,708)
Government contributions (Note 8)	(26,560)	-	-	(26,560)
Foreign exchange translation	(56,718)	(5,812)	-	(62,530)
Balance, December 31, 2014	$1,788,330	$191,849	$737,783	$2,717,962
Additions	145,105	-	-	145,105
Write-off	(31,139)	-	-	(31,139)
Government contributions (Note 8)	(17,961)	-	-	(17,961)
Foreign exchange translation	(115,837)	(10,386)	-	(126,223)
Balance, December 31, 2015	$1,768,498	$181,463	$737,783	$2,687,744

Accumulated Depreciation
Balance, December 31, 2013	$850,972	$79,243	$642,447	$1,572,662
Depreciation for the year	265,385	22,681	36,785	324,851
Foreign exchange translation	(33,035)	(2,494)	-	(35,529)
Balance , December 31, 2014	$1,083,322	$99,430	$679,232	$1,861,984
Depreciation for the year	288,036	25,923	35,144	349,103
Foreign exchange translation	(76,111)	(5,841)	-	(81,952)
Balance, December 31, 2015	$1,295,247	$119,512	$714,376	$2,129,135

Net book value
Balance, December 31, 2014	$705,008	$92,419	$58,551	$855,978
Balance, December 31, 2015	$473,251	$61,951	$23,407	$558,609

11. Intangible Assets, net

		Customer	Product
	Software	Relationships	Designs	Brand	Other	Total
Cost
Balance, December 31, 2013	$930,571	$5,453,173	$2,807,717	$1,174,428	$270,805	$10,636,694
Additions	397,348	-	-	-	-	397,348
Government contributions (Note 8)	(22,483)	-	-	-	-	(22,483)
Foreign exchange translation	(30,714)	(187,470)	(233,529)	(97,682)	(22,522)	(571,917)
Balance, December 31, 2014	$1,274,722	$5,265,703	$2,574,188	$1,076,746	$248,283	$10,439,642
Additions	48,181	-	-	-	-	48,181
Foreign exchange translation	(77,806)	(298,218)	(416,589)	(174,253)	(40,180)	(1,007,046)
Balance, December 31, 2015	$1,245,097	$4,967,485	$2,157,599	$902,493	$208,103	$9,480,777

Accumulated Amortization
Balance, December 31, 2013	$763,579	$1,932,139	$409,458	$-	$154,411	$3,259,587
Amortization for the year	107,212	659,807	137,934	-	44,731	949,684
Foreign exchange translation	(12,304)	(58,547)	(43,280)	-	(15,834)	(129,965)
Balance, December 31, 2014	$858,487	$2,533,399	$504,112	$-	$183,308	$4,079,306
Amortization for the year	185,336	633,357	116,947	-	10,891	946,531
Foreign exchange translation	(39,607)	(108,718)	(90,649)	-	(30,576)	(269,550)
Balance, December 31, 2015	$1,004,216	$3,058,038	$530,410	$-	$163,623	$4,756,287

Net book value
Balance, December 31, 2014	$416,235	$2,732,304	$2,070,076	$1,076,746	$64,975	$6,360,336
Balance, December 31, 2015	$240,881	$1,909,447	$1,627,189	$902,493	$44,480	$4,724,490

Brand has an indefinite life, which requires an impairment assessment annually at each financial period-end, or whenever events or changes in circumstances indicate that the carrying amount of Brand may not be recoverable.

For the purpose of the annual impairment testing, Brand is allocated to Sinclair Technologies, the cash-generating unit in which Brand belongs. The Company assesses Brand and goodwill together as part of the annual impairment test for Sinclair Technologies. The impairment test on Sinclair Technologies is further

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015, 2014 and 2013
(Expressed in United States dollars, except when otherwise indicated)

described in Note 12.

The impairment test performed resulted in no impairment of Brand as at December 31, 2015 and 2014.

12. Goodwill

The movements in the gross and net carrying amount of goodwill are as follows:

Balance, December 31, 2013	$5,104,370
Foreign exchange translation	(367,900)
Balance, December 31, 2014	$4,736,470
Foreign exchange translation	(638,719)
Balance, December 31, 2015	$4,097,751

For the purpose of annual impairment testing, goodwill is allocated to Sinclair Technologies, the cash-generating unit in which goodwill belongs.

The recoverable amount of Sinclair Technologies was determined based on value in use calculations, covering a five-year forecast, followed by an extrapolation of expected cash flows for the remaining useful lives using growth rates for revenue estimated by management. The cash flow projection is based on the annual budget approved by the Board of Directors. The growth rate is approximately 0.42%. The present value of the expected cash flows was determined by applying a suitable discount rate, which was 13.9% for 2015.

The growth rates of revenue reflect the long-term average growth rates for the product lines and industry of the segment.

The discount rate reflects appropriate adjustments relating to market risk and specific risk factors of the segment.

Management’s key assumptions to cash flow forecasting include moderately increasing net profit margins, based on past experience and current trends in the markets that the segment operates. The Company believes that this is the best available input for forecasting cash flows.

The recoverable amount of Sinclair Technologies based on value in use exceeds its carrying value by approximately $3.2 million.

The impairment test performed resulted in no impairment of goodwill as at December 31, 2015 and 2014.

Apart from the considerations in determining the value in use of the operating segment described above, the Company is not aware of any other probable changes that would necessitate changes in its key estimates. Sensitivity testing was conducted as a part of the 2015 annual test. If the discount rate used is increased by 1%, the recoverable amount of Sinclair Technologies would reduce by approximately $1.8 million, which is approximately $1.4 million above its carrying value.

13. Credit Facilities

HSBC Bank Canada

On February 20, 2015 and November 19, 2015, the Company renewed and amended its existing credit facilities with HSBC Bank Canada (the “Bank”). There have been no changes to the covenants (Note 6).

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015, 2014 and 2013
(Expressed in United States dollars, except when otherwise indicated)

The following summarizes the Company’s credit facilities extended by the Bank as at December 31, 2015:

  Revolving operating loan of $3 million (“Operating Loan”), secured, bearing interest at the Bank’s prime rate plus 0.5% per annum, repayable on demand.

  Revolving loan of Cdn$2.5 million (“Import Loan”), secured, subject to certain bank fees, repayable on demand.

  Standby letter of credit facility of $1.5 million (“Guarantee Loan”), secured, subject to certain bank fees, repayable on demand.

  Revolving foreign exchange loan of Cdn$360,000 (“Foreign Exchange Loan”), secured, repayable on demand.

The aggregate maximum outstanding balance under the Operating Loan, Import Loan and Guarantee Loan is the lesser of $3.0 million and the margin requirement calculated based on certain assets of the Company. The above facilities are secured by the assets of the Company under the general security agreement.

HSBC Bank USA
The Company has an additional revolving demand note with HSBC Bank USA in the principal amount of $500,000 subject to an interest rate at the Bank’s prime rate plus 1.5% per annum and repayable on demand. As at December 31, 2015 and 2014, the Company had no borrowing outstanding with respect to the revolving demand note.

As at December 31, 2015, the Company had access to undrawn credit facilities for approximately $3.2 million (2014 - $3.7 million).

As at December 31, 2015 and 2014, the Company was in compliance with its externally imposed covenants.

14. Acquisition Loan

On December 22, 2010, the Company secured a non-revolving acquisition loan of Cdn$13,200,000 or US$12,000,000 with the Bank subject to an interest rate at the Bank’s banker’s acceptance rate plus an applicable spread for amounts outstanding in Canadian dollars and/or the Bank’s LIBOR rate plus an applicable spread for amounts outstanding in U.S. dollars. The acquisition loan was repayable in full within 48 months of the date of the initial advance, January 21, 2011. A portion of the loan is repayable in Canadian dollars and the remaining loan is repayable in U.S. dollars.

On July 3, 2013, the Company renewed and amended its existing credit facility with the Bank. The acquisition loan was extended for 3 years, ending on June 30, 2016. As a result, monthly principal repayments were reduced to $160,000 (previously $250,000), with applicable interest rate spread ranging from 0.5% to 3.5% (previously 1% to 4%) depending on the Company’s funded debt to EBITDAS ratio determined on a rolling 12 month basis based on the Company’s consolidated financial statements.

The Company incurred costs of $108,000 related to the cost of acquiring the loan. These costs were capitalized as part of the cost of the loan and are being amortized over the life of the loan. The unamortized balance of these capitalized costs as at December 31, 2015 was $nil (2014 - $2,262).

For the year ended December 31, 2015, the Company has fully repaid its loan balance by making principal repayments totaling $2,286,762 (2014 - $1,920,000) against the acquisition loan. As at December 31, 2014, the Company’s combined weighted average interest rate was 2.77%.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015, 2014 and 2013
(Expressed in United States dollars, except when otherwise indicated)

The Company has externally imposed capital requirements under its acquisition loan agreement (Note 6). As at December 31, 2014, the Company was in compliance with its externally imposed covenants.

15. Provisions

A provision is recognized for expected warranty claims on certain products sold during the last two to five years, based on past experience of the level of repairs and returns. It is expected that most of these costs will be incurred in the 2016 financial year and all will have been incurred within two to five years of the reporting date. Assumptions used to calculate the provision for warranties are based on current sales levels and current information available about returns based on the two to five year warranty period.

Balance, December 31, 2013	$851,437
Warranty additions	455,615
Warranty used/expired	(540,681)
Balance, December 31, 2014	$766,371
Warranty additions	688,059
Warranty used/expired	(506,748)
Balance, December 31, 2015	$947,682

16. Issued Capital

a) Authorized: Unlimited number of common shares without par value

On May 8, 2013, the shareholders of the Company voted and approved the increase of the Company’s authorized capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value.

b) Shares issued and outstanding

On January 16, 2015, the Company consolidated its outstanding common shares on the basis of one new common share for every ten existing common shares. As no fractional common shares were issued in connection with the share consolidation and any fractional shares that resulted from the share consolidation were rounded to the nearest whole number, the 58,316,532 pre-consolidation common shares issued and outstanding were reduced to 5,831,658 common shares on a post-consolidated basis.

Total shares issued and outstanding as at December 31, 2015 and 2014 were the same at 5,831,658 ($39,850,648).

These consolidated financial statements reflect the share capital consolidation and earnings per share on a retroactive basis. The following sections reflect the effects of the share capital consolidation on the number of common shares, options and restricted share units.

c) Share purchase option plan

In 2015, the Company renewed its Stock Option Plan dated May 9, 2012 (the “Plan”) and it was approved at the Annual General Meeting on May 6, 2015 by ordinary resolution as required by the policies of the TSX. The terms of the Plan remain unchanged.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015, 2014 and 2013
(Expressed in United States dollars, except when otherwise indicated)

Under the Plan, any increase in the number of outstanding common shares of the Company will result in an increase in the number of common shares that are available to be issued under the Plan in the future, and any exercise of an option previously granted will result in an additional grant being available under the Plan. All validly outstanding options existing on May 9, 2012 were counted for the purposes of calculating what may be issued under the Plan.

The Company has reserved 583,165 common shares under the Plan of which all remain available. The Plan provides for the granting of stock options at the fair market value of the Company’s shares on the grant date, and generally with a vesting period of two years and expiry of five years from the grant date. The expiration period may be extended to a maximum of ten years subject to the Board of Directors’ approval.

During 2014, a total of 50,116 stock purchase options were granted at an average exercise price of Cdn$5.30 and weighted average fair value of Cdn$1.90 which included 26,014 stock purchase options granted to directors and senior management an average exercise price of Cdn$5.34 and fair value of Cdn$1.86.

During 2015, a total of 56,552 stock purchase options were granted at an average exercise price of Cdn$6.55 and weighted average fair value of Cdn$2.10 which included 14,642 stock purchase options granted to directors and senior management at an average exercise price of Cdn$6.55 and fair value of Cdn$2.10.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of the Company’s share purchase options. The weighted average assumptions used to estimate the fair value of options granted during the years ended December 31, 2015, 2014 and 2013 were:

		Year ended December 31
	2015	2014	2013
Risk-free interest rate	0.63%	1.33%	1.27%
Expected life	3.1 years	3.1 years	3.1 years
Vesting period	1.9 years	1.8 years	2 years
Expected volatility	46%	49%	51%
Expected dividends	Nil	Nil	Nil
Average fair value	Cdn$2.10	Cdn$1.85	Cdn$1.94
Forfeiture rate	18%	18%	18%

The exercise price of all share purchase options granted during the period is equal to the closing market price at the grant date. The Company calculated share-based payment from the vesting of stock options using the Black-Scholes Option Pricing Model with assumptions noted above and recorded related compensation expense as follows for the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31
	2015	2014	2013
Share-based payments - options	$45,980	$67,639	$155,925

Share purchase options outstanding as at December 31, 2015, 2014 and 2013 were as follows:

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015, 2014 and 2013
(Expressed in United States dollars, except when otherwise indicated)

		Weighted average
		exercise price
Share purchase options outstanding	Number of options	Cdn$
Balance, December 31 2013	207,016	$6.18
Granted	50,116	$5.30
Expired	(20,460)	$7.91
Forfeited	(22,510)	$5.89
Balance, December 31, 2014	214,162	$5.91
Granted	56,552	$6.55
Expired	(18,367)	$6.57
Forfeited	(22,533)	$5.82
Balance, December 31, 2015	229,814	$6.03

The following table summarizes information pertaining to the Company’s share purchase options outstanding at December 31, 2015:

	Options outstanding			Options exercisable
Range of	Number of	Weighted average	Weighted	Number of	Weighted average
exercise	options	remaining contractual	average exercise	options	exercise price
prices Cdn$	outstanding	life (years)	price Cdn$	exercisable	Cdn$
$0 to $4.99	40,600	1.11	4.81	40,100	4.80
$5.00 to $9.99	189,214	2.38	6.29	107,756	6.50
	229,814	2.15	6.03	147,856	6.04

The following table summarizes information pertaining to the Company’s share purchase options outstanding at December 31, 2014:

	Options outstanding			Options exercisable
Range of	Number of	Weighted average	Weighted	Number of	Weighted
exercise	options	remaining contractual	average	options	average
prices Cdn$	outstanding	life (years)	exercise price	exercisable	exercise price
			Cdn$		Cdn$
$0 to $4.99	39,200	2.05	4.80	36,700	4.80
$5.00 to $9.99	174,962	2.63	6.12	74,640	7.30
	214,162	2.52	5.91	111,340	6.47

d) Restricted Share Unit Plan

On May 9, 2012, the shareholders of the Company approved the adoption of a Restricted Share Unit (“RSU”) Plan as part of a new long term incentive plan developed to attract and retain the Company’s employees. This RSU Plan is valid for ten years after the date of adoption. Upon vesting, the participants will receive one common share for each RSU share held. The only performance condition is the lapse of time and that the participant remains at the Company’s employment for the specified period.

On May 10, 2013, the Company granted 55,562 RSUs to its employees with fair value of Cdn$5.00 per share which included 43,020 units issued to directors and senior management. The RSUs were vested in three equal installments on May 9, 2014, May 8, 2015 and November 6, 2015.

On February 28, 2014, the Company granted 25,034 RSUs to its employees with a fair value of Cdn$5.50 per share which included 20,579 units issued to directors and senior management. The RSUs are vested in three equal installments on February 27, 2015, February 26, 2016 and November 11, 2016.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015, 2014 and 2013
(Expressed in United States dollars, except when otherwise indicated)

On May 9, 2014, the Company granted 12,791 RSUs to directors with a fair value of Cdn$5.20 per share. The RSUs were vested in two equal installments on November 7, 2014 and May 6, 2015.

On May 8, 2015, the Company granted 66,491 RSUs to its employees with a fair value of Cdn$5.90 per share which included 56,291 units issued to directors and senior management. The employee and senior management RSUs are vested in three equal installments May 6, 2016, May 5, 2017 and November 10, 2017. The director RSUs are vested in two equal installments on November 6, 2015 and May 6, 2016.

On August 10, 2015, the Company granted 1,725 RSUs to a director with a fair value of Cdn$6.10 per share. The RSUs are vested in two installments on November 6, 2015 and May 6, 2016.

The granting of RSUs is considered an equity-settled share-based payment transaction. The fair value of the grant was determined by multiplying the Company’s share price at grant date by the number of RSUs granted. The resulting fair value is adjusted by an estimated forfeiture rate of 18% and recognized over the vesting period. Since there are typically two or three vesting periods, the recognition of expenses is front loaded with most of the expenses recognized during the first period.

The measurement of the compensation expense is recorded as a charge to operating expenses over the vesting period of the RSUs, with a corresponding increase in contributed surplus. The compensation expenses for the reporting periods are shown as follows:

		Year ended December 31
	2015	2014	2013
Share-based payments - RSUs	$201,896	$204,425	$132,108

The following table summarizes information pertaining to the Company’s RSUs outstanding at December 31, 2015 and 2014:

No. of units
Balance, December 31, 2013	71,217
Granted	37,825
Vested	(33,508)
Forfeited	(2,980)
Balance, December 31, 2014	72,554
Granted	68,216
Vested	(60,513)
Forfeited	(3,220)
Balance, December 31, 2015	77,037

17. Treasury Shares

The Company purchases common shares in the open market to provide shares to participants of RSUs at applicable vesting dates. These shares are held by a third party trustee to be released to participants upon vesting of the RSUs.

The following table summarizes information pertaining to treasury shares outstanding at December 31, 2015 and 2014:

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015, 2014 and 2013
(Expressed in United States dollars, except when otherwise indicated)

No. of shares
Balance, December 31, 2013	64,218
Shares issued upon RSU vesting	(21,322)
Shares purchased to settle the RSUs	22,580
Balance, December 31, 2014	65,476
Shares issued upon RSU vesting	(60,513)
Shares purchased to settle RSUs	59,738
Balance, December 31, 2015	64,701

As at December 31, 2015, these treasury shares held by a trustee had a market value of approximately $285,000 (Cdn$395,000).

18. Earnings per Share

On January 16, 2015, the Company consolidated its outstanding common shares on the basis of one new common share for every ten existing common shares and therefore the earnings per share (EPS) calculation reflects the impact of the share capital consolidation on a retroactive basis.

The reconciliation of the numerators and denominators of the basic and diluted earnings per share calculations was as follows for the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31
	2015	2014	2013
Numerator
Net earnings	$8,650,231	$4,194,755	$3,706,904

Denominator
Weighted average number of shares outstanding used to compute basic EPS	5,758,179	5,757,518	5,780,268
Dilution from exercise of stock options	19,440	3,954	2,213
Weighted average number of shares outstanding used to compute diluted EPS	5,777,619	5,761,472	5,782,481

Net earnings per share
Basic	$1.50	$0.73	$0.64
Diluted	$1.50	$0.73	$0.64

The calculation of assumed exercise of stock options includes the effect of the dilutive options. Where their effect was anti-dilutive because their exercise prices were higher than the average market price of the Company’s common shares at the end of the periods shown in the table, assumed exercise of those particular stock options was not included.

19. Income Taxes

a) Income Tax Expense

The income tax expense differs from the expected expense if the Canadian federal and provincial statutory income tax rates were applied to earnings from operations before income taxes. The principal factors causing these differences are shown below:

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015, 2014 and 2013
(Expressed in United States dollars, except when otherwise indicated)

	Year ended December 31
	2015	2014	2013
Earnings before income taxes	$4,768,677	$3,701,232	$2,975,754
Statutory tax rate	26.25%	26.00%	26.00%
Calculated tax payable	1,251,778	962,320	773,696
Increase (decrease) resulting from:
Foreign tax rate difference	(66,437)	345,031	311,701
Effect of statutory rate change	(18,090)	(22,832)	276,134
Non-allowable (non-taxable) income	61,163	(814,466)	(632,956)
Previously unrecognized ITC recoverable	(3,075,099)	-	-
Previously unrecognized deferred income tax assets	(1,714,214)	(515,886)	(1,143,828)
Permanent differences	(254,587)	(279,168)	(272,962)
Other	(66,068)	(168,522)	(42,935)
Income tax recovery	$(3,881,554)	$(493,523)	$(731,150)

Current income tax (recovery)/expense	$(66,068)	$(214,355)	$269,812
Deferred income tax recovery	(3,815,486)	(279,168)	(1,000,962)
Income tax recovery	$(3,881,554)	$(493,523)	$(731,150)

b) Deferred Income Tax Assets and Liabilities

The tax effect of the temporary differences that give rise to deferred income tax assets are presented below:

	As at December 31
	2015	2014
Scientific research and experimental development pool	$2,317,868	$2,536,970
Capital assets	927,055	-
Temporary differences in working capital	1,109,390	1,301,564
Deferred income tax assets	4,354,313	3,838,534
Deferred income tax liabilities	(2,135,465)	(2,477,575)
Net deferred income tax assets	$2,218,848	$1,360,959

The tax effect of the temporary differences that give rise to unrecognized tax assets are presented below:

	As at December 31
	2015	2014
Non-capital loss carry forwards	$4,015,851	$3,464,632
Capital assets	2,022	942,949
Eligible capital property	125,762	-
Net capital loss carry forwards	2,771,304	2,744,910
Unrecognized deferred income tax assets	$6,914,939	$7,152,491

c) Investment Tax Credits

At December 31, 2015, the Company’s federal and provincial investment tax credits available to reduce future Canadian federal and provincial taxes payable were approximately $3,685,603 and $1,299,536 respectively. The amounts expire as follows:

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015, 2014 and 2013
(Expressed in United States dollars, except when otherwise indicated)

	Federal	Provincial
	investment tax	investment tax
	credits	credits
2016	$-	$140,190
2017	-	147,423
2018	73,878	131,708
2019	138,921	86,724
2020 and after	3,472,804	793,491
Total	$3,685,603	$1,299,536

d) Loss Carry Forwards

In addition, the Company has accumulated a Scientific Research and Experimental Development (“SR&ED”) expenditures pool that is available for an indefinite carry forward period with discretionary deductions of approximately $8,830,000. Management has assessed that these tax credits and the SR&ED pool will be utilized before they expire.

The Company also had available approximately $21,100,000 of net capital losses to be applied against future capital gains. The tax effect of these carry forwards has not been recorded in the consolidated financial statements as management assessed the likelihood of their utilization at less than probable.

As at December 31, 2015, the Company had approximately $6,002,000 of net operating losses relating to Norsat International (America), Inc. The amount consists of losses accumulated from 2006 to 2015 and will expire from 2026 to 2035. The tax effect of these carry forwards has not been recorded in the consolidated financial statements as management assessed the likelihood of their utilization at less than probable.

As at December 31, 2015, the Company had approximately $2,411,000 (£1,637,000) of loss carry forwards accumulated from 2005 to 2015 available to reduce future years' income for income tax purposes relating to Sinclair Technologies Ltd. in the United Kingdom. The tax effect of these carry forwards has not been recorded in the consolidated financial statements as management assessed the likelihood of their utilization at less than probable.

As at December 31, 2015, the Company had approximately $14,031,000 (CHF14,066,000) of loss carry forwards relating to Norsat S.A. The amount consists of losses accumulated from 2009 to 2015 and will expire from 2016 to 2021. The tax effect of these carry forwards has not been recorded in the consolidated financial statements as management is currently in the process of winding up this entity.

e) Comparative Balances

The 2014 ITCs recoverable and deferred income tax assets have been reclassified to conform with the presentation adopted in current year.

20. Segmented Information

Commencing in 2015, the Company combined its Satellite Communications and Microwave Products into one operating segment, Satellite Communications. The Company’s business operates primarily through two operating segments – Sinclair Technologies and Satellite Communications.

These operating segments are monitored by the Company’s chief operating decision makers and strategic decisions are made on the basis of segment operating results.

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015, 2014 and 2013
(Expressed in United States dollars, except when otherwise indicated)

Sinclair Technologies has over 2,000 different products including Base Station Antennas, Mobile/Transit Antennas, Covert Antennas, Filters, Receiver Multi-couplers and Accessories. Sinclair Technologies’ two main product lines are antennas and filters.

The Satellite Communications segment designs, develops and markets portable satellite systems, related accessories and services. This segment also designs, develops and markets receivers, transmitters and power amplifiers.

The products of Satellite Communications are designed to interoperate with geostationary satellites orbiting the earth. The products permit users to establish a broadband communications link (up to 10 Mbps) between any two points on earth. This broadband communications link is capable of transporting a broad range of content including voice, data and moving video.

The Company’s operating segments are strategic business units that offer different products and services. They are managed separately because each business is in a different stage in its life cycle and they require different marketing strategies.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

The following tables set forth sales and gross profit information by operating segments for the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31
	2015	2014	2013
Sales to external customers
Sinclair Technologies	$18,831,051	$21,700,441	$22,477,034
Satellite Communications	17,268,560	14,478,739	13,940,664
	$36,099,611	$36,179,180	$36,417,698

Gross profit
Sinclair Technologies	$8,621,685	$8,584,485	$9,587,855
Satellite Communications	6,024,773	5,794,311	4,235,436
	$14,646,458	$14,378,796	$13,823,291

The following table provides assets information by operating segments as at December 31, 2015 and 2014:

	Sinclair	Satellite
	Technologies	Communications	Consolidated
As at December 31, 2015
Total assets related to operations	$21,802,701	$19,706,423	$41,509,124
Property and equipment, net	$184,912	$373,697	$558,609
Intangible assets, net	$4,612,041	$112,449	$4,724,490

As at December 31, 2014
Total assets related to operations	$23,378,479	$15,484,954	$38,863,433
Property and equipment, net	$326,688	$529,290	$855,978
Intangible assets, net	$6,231,942	$128,394	$6,360,336

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015, 2014 and 2013
(Expressed in United States dollars, except when otherwise indicated)

The Company generated revenues from external customers located in the following geographic locations:

	Year ended December 31
	2015	2014	2013

United States	$20,135,134	$21,875,451	$21,731,159
Canada	4,129,312	5,223,515	6,203,261
Europe and other	11,835,165	9,080,214	8,483,278
	$36,099,611	$36,179,180	$36,417,698

Substantially all of the Company’s property and equipment, intangible assets and goodwill are located in Canada.

Economic dependence:

For the year ended December 31, 2015, one customer of the Sinclair Technologies operating segment represented 10% of the Company’s consolidated revenue (2014 – 11%).

21. Supplemental cash flow and other disclosures

	Year ended December 31
	2015	2014	2013
Changes in non-cash working capital:
Trade and other receivables	$(1,127,896)	$(837,023)	$(245,950)
Inventories	(935,807)	(873,607)	783
Prepaid expenses and other	29,615	134,570	62,567
Accounts payable and accrued liabilities	(977,507)	1,479,538	(1,619,032)
Provisions	162,502	(30,626)	(66,144)
Deferred revenue	(855,518)	590,859	343,970
	$(3,704,611)	$463,711	$(1,523,806)
Supplementary information:
Interest paid	$20,572	$114,602	$236,177

22. Related Party Transactions

The following table discloses the compensation amount of key management personnel in the ordinary course of their employment recognized as an expense during the reporting periods. Key management personnel include the Company’s President and Chief Executive Officer, Chief Financial Officer and General Manager.

	Year ended December 31
	2015	2014	2013
Short-term employee benefits	$1,014,519	$1,053,923	$1,351,174
Share-based payments	130,836	145,677	138,125
Total	$1,145,355	$1,199,600	$1,489,299

Norsat International Inc.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015, 2014 and 2013
(Expressed in United States dollars, except when otherwise indicated)

23. Commitments and Contingencies

Future minimum payments as at December 31, 2015 under loan commitments, purchasing commitments and operating lease obligations for each of the next five calendar years are as follows:

	Inventory purchase	Operating lease
	obligations	obligations	Total
2016	$5,852,486	$637,252	$6,489,738
2017	146,500	162,255	308,755
2018 to 2020	-	-	-
	$5,998,986	$799,507	$6,798,493

The Company has operating lease commitments extending to June 2017. The Company also enters into purchase commitments, including inventory purchase obligations in the normal course of business as disclosed above. In addition, the Company is required to make contingent repayment of SADI I government contributions pursuant to the repayment terms of the agreement (Note 8a).

Legal Proceedings

From time to time, the Company may enter into legal proceedings relating to certain potential claims. It is not practicable at this time for the Company to predict with any certainty the outcome of any such claims. However, management is of the opinion, based on legal assessment and information available, that it is unlikely that any liability would be material in relation to the Company’s Consolidated Statements of Financial Position.

24. Comparative Figures

Certain comparative figures have been reclassified to conform to the current year’s financial statements presentation.

25. Subsequent Event

In February 2016, the NRC agreed to provide contributions to the Company up to a maximum of $108,375 (Cdn$150,000) in connection with certain labour costs incurred for designing and modifying its ATOM product which forms part of the Satellite Communications segment. The Company fulfilled all the conditions to receive the funding as at December 31, 2015 (Note 8c).